NT 10-K 1 dnt10k.htm NOTIFICATION OF LATE FILING

(Check One): X Form 10-K __ Form 20-F __ Form 11-K __ Form 10-Q __ Form N-SAR __ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

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SEC FILE NUMBER

000-05486

CUSIP NUMBER

740884-10-1

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                                                For Period Ended: December 31, 2004

                                                ¨ Transition Report on Form 10-K

                                                ¨ Transition Report on Form 20-F

                                                ¨ Transition Report on Form 11-K

                                                ¨ Transition Report on Form 10-Q

                                                ¨ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                                      PART I – REGISTRANT INFORMATION

                                                                   Presidential Life Corporation

(Full Name of Registrant)

N/A

                                                                         (Former Name if Applicable )

69 Lydecker Street

                                             Address of Principal Executive Office (Street and Number)

Nyack, New York 10960

(City, State and Zip Code)

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

__ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if      applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As announced previously in a Current Report on Form 8-K filed on February 24, 2005, Presidential Life Corporation ("the Registrant") is restating its consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 in order to account properly for certain principal protected notes in its investment portfolio.  The Registrant requires additional time to process the effect of the restatement on its current and prior years' consolidated financial statements.  As a result, the Registrant is unable to file its Form 10-K within the prescribed period without unreasonable effort or expense.  The Registrant will file its Form 10-K for the year ended December 31, 2004 no later than the close of business on March 31, 2005.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Charles Snyder                                   845                                        358-2300

(Name)                                                   (Area Code)                          Telephone Number

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     X  Yes     __No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     X   Yes    __ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate the restatement of the Registrant’s consolidated financial statements for fiscal 2003 will result in Registrant reporting net income for that year of approximately $38.3 million, or $1.31 per share, as restated, as opposed to the previously reported $31.3 million or $1.07 per share.  The increase is due primarily to the recognition of the amortization of the discount on certain U.S. Treasury Strips and similar instruments that are being accounted for separately from the principal protected notes of which they formed a part, due to the consolidation of the issuers of those notes.

We anticipate the he net income of the Registrant in fiscal 2004 will be approximately $66.0 million, or $2.25 per share, as compared to approximately $38.3 million, or $1.31 per share, as restated, in fiscal year 2003.  The increase is attributable primarily to the increase in net investment income from Registrant’s limited partnership investments, which contributed approximately $57.5 million of pre-tax income in 2004 as compared to approximately $30.2 million of pre-tax income in 2003.

2.

Presidential Life Corporation

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

  Date: March 17, 2005                                                                                          By : /s/ Charles Snyder

                                                                                                                                Charles Snyder

Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

3.